Mail Stop 3561

July 24, 2007

Mr. Henry H. Gerkens, Chief Executive Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

      Re: Landstar System, Inc.
              Form 10-K for the year ended December 30, 2006
              Filed February 28, 2007
              File No. 000-21238

Dear Mr. Gerkens:

We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief